Fig Publishing, Inc.

335 Madison Avenue, Floor 16

New York, NY 10017

August 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jan Woo

Re:	Fig Publishing, Inc.

Amendment No. 3, filed August 3, 2021, to

Offering Statement on Form 1-A

File No. 024-11496

Dear Ms. Woo:

On behalf of Fig Publishing, Inc. (the “Company”), I hereby request that the U.S. Securities and Exchange Commission issue a qualification order for the above-referenced Amendment No. 3 to the Company’s Offering Statement on Form 1-A, so that it may be qualified by 4:00 p.m. Eastern Time on Wednesday, August 18, 2021, or as soon thereafter as is practicable.

Very truly yours,

/s/ Lee Charles (Chuck) Pettid
Lee Charles (Chuck) Pettid
President and Director